SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC ANNOUNCEMENT

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Prudential plc

2.	Reason for the notification (please tick the appropriate box or boxes):

N/A See additional information

3.	Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (Group)

Legal & General Investment Management Limited (LGIM)

4.	Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Group Plc (L&G)

5.	Date of the transaction and date on which the threshold is crossed or reached:

19/04/07

6.	Date on which issuer notified:

20/04/07

7.	Threshold(s) that is/are crossed or reached:

Above 5% (Group)

Above 5% (LGIM)

8.	Notified details:

8A: Voting rights attached to shares

Class/type of shares:

Ord 5p

Situation previous to the Triggering transaction:

No of Shares	No of Voting Rights
Below 5%	Below 5%

Resulting situation after the triggering transaction:

No of shares	No of voting rights		% of voting rights

Direct	Direct	Indirect	Direct	Indirect
112,997,812	112,997,812	11,079,200	4.62%	0.45%

8B: Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights
N/A

Total (A+B):

Number of voting rights	% of voting rights
124,077,012	5.07%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (124,077,012 – 5.07% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (124,077,012 – 5.07% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (124,077,012 – 5.07% = Total Position)

Legal & General Group Plc (Direct) (L&G) (112,997,812 – 4.62% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (74,879,026 – 3.06% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (74,879,026 – 3.06% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10.	Name of the proxy holder:

N/A

11.	Number of voting rights proxy holder will cease to hold:

N/A

12.	Date on which proxy holder will cease to hold voting rights:

N/A

13.	Additional information:

Notification using shares in issue figure of 2,444,423,914

Notification under DTR Sourcebook

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principle place of business is in the United States of America.

Contact name for Enquiries

Lee Davis

020 7548 3807

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 April 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON

Susan Henderson
Deputy Group Secretary